UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 0-28685
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NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-QSB ☐ Form N-SAR ☐ Form 10KSB

For Period Ended: 03-31-2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I-- REGISTRANT INFORMATION

Vertical Computer Systems, Inc.

Full Name of Registrant

Scientific Fuel Technologies, Inc.

Former Name if Applicable

201 Main Street, Suite 1175

Address of Principal Executive Office (Street and Number)

Fort Worth, TX 76102

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced delays in resolving legal matters and accounting issues associated with the Company's material subsidiary, Now Solutions, Inc., which are material to the Registrant's financial statements.  As a result, Registrant’s accounting department requires additional time to accumulate and review its subsidiaries’ financial information in order to complete the consolidation process, and cannot, without unreasonable effort and expense, file its Form 10-QSB on or before the prescribed filing date. Registrant expects to obtain all required data within the next several days and, as a result, expects to file the Form 10-QSB within five days after the prescribed filing date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Wade	(817) 348-8717
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Vertical Computer Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Richard S. Wade
Date: May 14, 2007	By: Richard S. Wade, President/CEO